Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION
Edmonton, Alberta, April 10, 2017 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA.TO / NYSE:NOA) announced today that it will release its financial results for the first quarter ended March 31, 2017, on the evening of Tuesday, May 2, 2017, after market close. Following the release of its financial results, NAEP will hold a conference call and webcast on Wednesday, May 3, 2017, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).
The call can be accessed by dialing:

 Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through June 3, 2017, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4643011

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8438

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
 Director, Finance and Information Technology
North American Energy Partners Inc.
Phone: (780) 969-5574
 Email: dbrunetta@nacg.ca

 Since 1953   •   Heavy Construction & Mining
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Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca